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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

AURELIA ENERGY N.V.
(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not Applicable.

MUNIN STATUS REPORT—FEBRUARY 19, 2004

        Lufeng Development Company ANS, part of the Bluewater group of companies, has been awarded a contract from ConocoPhillips China Inc. (COPC) for the provision of the FPSO Munin to the Xijiang field, which is located in the South China Sea approximately 130 km offshore Hong Kong. The field is currently producing via the FPSO Nanhai Kai Tuo, which is scheduled to leave the field temporarily in September 2004 for dry-docking and maintenance services.

        The FPSO Munin will utilise its dynamic positioning (DP) capabilities to maintain position in the field. Risers will be connected to the existing submerged buoyant turret mooring, which is part of the existing mooring system of the Nanhai Kai Tuo. This unique solution was designed by Bluewater to reduce costs for this temporary production period. It will be the first time production will take place offshore China via a floating facility in full DP mode.

        The Munin is currently producing oil from China's Lufeng field, which is operated by Statoil Orient Inc in partnership with CNOOC. The Munin is currently expected to leave the Lufeng field in mid-August 2004 for dry-docking and adjustments before its scheduled arrival on the Xijiang field around October 1, 2004. The arrangement has a minimum term of approximately six months.

        Owners of the Xijang field are COPC, CNOOC China Limited Shenzhen, and several subsidiaries of Shell Oil Company.

        Bluewater Energy Services B.V., a member of the Bluewater group of companies, has built a technological lead specialising in lease and operation of tanker-based Production and Storage systems, and has become a leading provider of Single Point Mooring systems. Bluewater operates worldwide with offices in The Netherlands, United Kingdom, United States, Nigeria, Angola, South Africa, Singapore and China.

        Some of the information contained herein contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Aurelia Energy N.V.'s filings with the U.S. Securities and Exchange Commission, including those contained in their Annual Report on Form 20-F filed on April 23, 2003 and Current Reports on Form 6-K submitted on January 9, 2004, November 28, 2003, August 28, 2003, August 8, 2003, May 30, 2003, April 22, 2003, April 10, 2003, February 13, 2003 and February 3, 2003. No obligation is undertaken to publicly update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
	By:	/s/ JOHN COLLISON (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: JOHN COLLISON MANAGING DIRECTOR-CHAIRMAN
Date: February 19, 2004

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MUNIN STATUS REPORT—FEBRUARY 19, 2004
SIGNATURES